July 25, 2022

VIA EDGAR

Mr. Mark Brunhofer

Mr. David Irving

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ocwen Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed May 5, 2022
Form 8-K Dated May 5, 2022
Filed May 5, 2022
File No. 001-13219

Dear Mr. Brunhofer and Mr. Irving:

This letter is submitted as the response of Ocwen Financial Corporation (the “Company” or “Ocwen”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in a letter dated July 11, 2022 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), the Company’s Form 10-Q for the quarterly period ended March 31, 2022 (the “Form 10-Q”) and the Company’s Form 8-K filed on May 5, 2022 (the “Form 8-K”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your comments from the Comment Letter in bold and followed it with our response.

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Form 10-K for the fiscal year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results of Operations

Originations, page 69

1.	In the fourth paragraph of this section you indicate that you expanded your network of correspondent sellers through the assignment by Texas Capital Bank (TCB) to you of all of its correspondent loan purchase agreements. At the bottom of page 4, you disclose that you acquired TCB’s network of approximately 220 correspondent lenders. Please tell us how you accounted for this transaction and reference for us the authoritative literature you relied upon to support your accounting. In your response tell us any consideration you conveyed and what you received in return. In addition, tell us your consideration for disclosing the accounting for this transaction or tell us where you made that disclosure in your filing.

Response:

The Company advises the Staff that it analyzed its series of transactions with TCB entered into in 2021. The transactions with TCB included (i) the assignment of correspondent loan purchase agreements by TCB to Ocwen, (ii) the assumption by Ocwen, at closing, of certain interest rate lock commitments that TCB had previously committed to under such correspondent loan purchase agreements, (iii) the offers of employment by Ocwen to certain TCB employees without any assumption of the prior employer’s benefit obligation, and (iv) the acquisition by Ocwen of a portfolio of mortgage servicing rights (“MSR”) from TCB in the normal course of business, entered separately from, but contemporaneously with, the above transactions. The Company paid a cash purchase price for the MSR portfolio that it determined represented the fair value of the MSR portfolio, as supported by the Company’s independent valuation expert. With the exception of the cash purchase price for the MSR portfolio, no additional cash, monetary or other nonmonetary consideration was exchanged with respect to the transactions with TCB. Ocwen and TCB also did not enter into any other agreements that would give rise to additional guarantees, indemnification, commitments or contingencies.

The Company first assessed the transactions with TCB under ASC 805, Business Combinations and determined that the transactions did not meet the definition of a business combination. Ocwen did not acquire a business under ASC 805-10-55-3A because the transactions did not result in the Company acquiring an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return pursuant to ASC 805-10-55-4 through 55-8.

The Company evaluated whether it acquired an assembled workforce as it may be indicative that an integrated set of activities constituting a business was acquired. While Ocwen agreed to extend employment offers to approximately 50 employees of TCB, these employees were selected to add to Ocwen’s existing workforce in anticipation of the increased loan volume. These employees, however, represented only a subset of the TCB employees who managed TCB’s correspondent lending business and would not have allowed Ocwen to continue to operate the correspondent lending activities without Ocwen’s existing management team and workforce. Accordingly, the Company determined that it did not acquire an assembled workforce as defined under ASC 805-20-55-6. The Company further determined it did not acquire any processes from TCB pursuant to ASC 805-10-55-5. Specifically, no operational processes, policies or procedures, or technology were transferred from TCB to Ocwen, such as those related to underwriting, pricing loan acquisitions and subsequent sales or securitizations, or managing interest rate risk, that are essential to the correspondent lending business.

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The Company also determined that, when assessing the series of transactions with TCB as one transaction, substantially all of the fair value of the gross assets acquired was concentrated in a single asset, the MSR portfolio. As a result, the set of acquired assets and activities was not a business pursuant to the “screen” test under ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business.

Because the Company concluded that the transaction with TCB did not meet the definition of a business combination, the transaction was accounted for as an asset purchase under ASC 805-50, Acquisition of Assets Rather Than a Business. At closing, the Company recognized the interest rate lock commitments pursuant to ASC 815 – Derivatives and Hedging. The initial fair value of the interest rate lock commitments and the associated gain on initial recognition were deemed de minimis. In addition, the Company analyzed the assignment of the correspondent loan purchase agreements under ASC 350, Intangibles – Goodwill and Other and determined that no intangible asset should be recognized. The correspondent agreements provide a contractual framework for the parties to negotiate, trade and enter into individual purchase and sale transactions for specific mortgage loans with the correspondent sellers, should the parties agree on the specified terms for those loans. Absent any agreement by the parties on such loan terms, i.e., absent any interest rate lock commitment, there are no enforceable rights and obligations with respect to the purchase of loans by Ocwen and the correspondent agreements do not provide for any terms that are more or less favorable than market transactions. The transfer of the MSR portfolio from TCB was accounted for as a purchase and was disclosed in Note 7, Mortgage Servicing to its consolidated financial statements in aggregate with other MSR purchases in accordance with ASC 860-50.

In response to the Staff’s comment related to disclosures, the Company disclosed the transactions in the Management’s Discussion & Analysis of Financial Condition and Results of Operations of its Form 10-K pursuant to the guidance in Item 303(b)(2)(ii) of Regulation S-K, because the transactions reflected the expansion of Ocwen’s network of correspondent lenders and Ocwen’s ability to generate additional loan purchase volume in the future. However, based on the materiality of the transactions, the absence of cash, monetary or other nonmonetary consideration, and the absence of recognition of intangible assets, the Company determined that no additional disclosure for the accounting of the transactions was necessary in the Company’s consolidated financial statements.

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Notes to Consolidated Financial Statements

Note 9: Receivables, page F-40

2.	Please tell us, and revise future filings as necessary, to clarify why you carry an allowance for losses on government-insured loan claims. In this regard, it is unclear whether these claims are in excess of guaranteed limits or whether they relate to servicing errors as identified in your advances policy on page F-12. In your response, also tell us why there is no apparent change in your allowance upon the adoption of ASC 326.

Response:

The Company notes for the Staff that government-insured loan receivables include a receivable amount that is in excess of the guaranteed claim limits or recoverable amounts per insurer guidelines, which amount is subject to an allowance for losses. The Company confirms for the Staff that it does not carry any allowance for losses on the recoverable amount per insurer guidelines in accordance with ASC 326, Financial Instruments – Credit Losses, as deemed guaranteed by the government.

The allowance for losses on receivables in excess of the recoverable amount represents limitations imposed on the recovery of certain expenses or on the maximum total amount to be claimed, per insurer guidelines. The Company advises the Staff that certain recovery limitations are non-controllable, such as the VA maximum claim limit and HUD’s servicer tier-based reimbursement of legal expenses. Other limitations are the result of servicer activity or errors, such as exceeding key filing or foreclosure timelines. Additionally, recoverability may depend on a servicer’s ability to obtain exceptions or timeline extensions, when warranted.

The adoption of ASC 326, Financial Instruments – Credit Losses on January 1, 2020 did not result in any significant adjustment to the Company’s allowance for losses estimated under the previous guidance for the following primary reasons:

●	The life of the receivable and the length of the forecast period did not change for the purpose of estimating expected credit losses. The receivable balance includes advances previously made by the servicer on liquidated loans and does not have any contractual term.

●	Under the previous guidance Ocwen used historical loss information and current conditions to estimate losses. Upon adoption, the consideration of reasonable and supportable forecasts required under ASC 326 did not significantly differ from the conditions that existed for the period over which historical information was evaluated.

●	The Company historically had not experienced any losses on claims guaranteed by the FHA and VA. Accordingly, the zero loss estimate on such recoverable claims did not change with the adoption of the new guidance.

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The Company acknowledges the Staff comment and will enhance its disclosure in Note 9, Receivables in the Company’s consolidated financial statements included in the Company’s future filings to clarify the reason the Company carries an allowance for losses on government-insured loan claims as follows:

At [date] and [date], the allowance for losses primarily related to receivables of our Servicing business. The allowance for losses related to FHA- or VA-insured loans repurchased from Ginnie Mae guaranteed securitizations (government-insured claims) was [$•] million and [$•] million at [date] and [date], respectively. The government-insured claims that do not exceed HUD, VA or FHA insurance limits are not subject to any allowance for losses as guaranteed by the U.S. government. The receivable amount in excess of the guaranteed claim limits or recoverable amounts per insurer guidelines or as a result of servicer error, such as exceeding key filing or foreclosure timelines, is subject to an allowance for losses.

Note 11: Investment in Equity Method Investee, page F-41

3.	Please address the following regarding your contribution of MAV to MAV Canopy in exchange for a 15% interest in MAV Canopy plus cash consideration under your Transaction Agreement with Oaktree Capital Management L.P. (Oaktree), referencing where appropriate the authoritative literature your relied upon to support your position:

●	Tell us whether you recorded a gain or loss on the deconsolidation of MAV under ASC 810-10-40-5 and the amount of any such gain or loss. If no gain or loss was recorded, tell us why not.

Response:

The Company advises the Staff that it did not record any material gain or loss on the deconsolidation of MAV pursuant to ASC 810-10-40-5 because there was no material difference between the carrying amount of MAV’s assets and liabilities and the fair value of the consideration received for the Company’s contribution of MAV to MAV Canopy.

The Company disclosed in Note 11 to its consolidated financial statements that, as of the time of the contribution of MAV to MAV Canopy, MAV’s balance sheet comprised approximately $5 million cash balance and approximately $5 million member’s equity. The Company advises the Staff that, at the time of such transaction, MAV did not carry any other asset or liability, did not conduct any business, had not entered into any transaction agreements with other entities, and had two employees as required for licensing purposes. MAV was approved to launch a new business and purchase Freddie Mac MSRs throughout the continental United States, with the exception of one state. The carrying amount and the fair value of these licenses held by MAV were immaterial. The Company also noted that the carrying amount of the assets and liabilities of MAV was materially representative of the fair value of MAV’s net assets upon contribution to MAV Canopy.

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The Company further determined that the consideration received for its contribution of MAV to MAV Canopy was representative of the net asset value of MAV as reported under U.S. GAAP, that is, the carrying amount of MAV’s asset and liabilities. MAV Canopy was a newly formed legal entity whose sole activity was the holding of its investment in MAV, without any material assets or liabilities upon formation. Ocwen contributed 100% of its equity interest in MAV, which had total members’ equity and cash balances of approximately $5 million at the time of its contribution, to MAV Canopy. In exchange for its contribution, Ocwen received 15% equity interest in MAV Canopy plus approximately $4 million in cash from MAV Canopy that was representative of the remaining 85% of MAV. No additional monetary or nonmonetary consideration was contractually exchanged as part of the MAV contribution to MAV Canopy (also please refer to the response to the below question). Concurrently with Ocwen’s contribution of MAV to MAV Canopy, Oaktree contributed approximately $4 million in cash to MAV Canopy, which was representative of the fair value of the remaining 85% of MAV’s net asset. As a result of the transaction, Ocwen and Oaktree owned 15% and 85% equity interest in MAV Canopy respectively, whose sole asset was its 100% equity investment in MAV, whose sole asset was a $5 million cash balance.

●	From disclosure on pages F-48 and F-52, you disclose that you issued your second tranche of OFC Senior Secured Notes and common stock plus warrants to Oaktree, respectively, on the same date and in conjunction with the closing of the Transaction Agreement. It appears that you issued these debt and equity financial instruments for aggregate cash consideration below their aggregate fair value. Tell us your consideration for accounting for the issuance of these debt and equity financial instruments along with the Transaction Agreement as a single transaction and including the excess of fair value of financial instruments issued over proceeds received in the computation of gain or loss on disposal of MAV under ASC 810-10- 40-5.

○	In your response tell us how you determined the fair value of each financial instrument issued and specifically indicate whether and how the original issue discount on the OFC Senior Secured Notes is representative of fair value.
○	Also in your response tell us whether and how the original issue discount on the first tranche of OFC Senior Secured Notes is representative of fair value. If it is not representative of fair value, tell us how you considered that fact in assessing the accounting for the Transaction Agreement.

Response:

As disclosed in the Form 10-K, the Company issued the second tranche of OFC Senior Secured Notes, shares of common stock and warrants to Oaktree for an aggregate cash consideration below their aggregated fair value. The measurements used to determine the individual fair value of each issued debt and equity instrument complied with the guidance in ASC 820, Fair Value Measurement and reflected all available information. The fair value of both the first and second tranche of the OFC Senior Secured Notes was determined using a discounted cash flow methodology with the assistance of independent valuation consultants, and the discount rate was evaluated based on available information related to market transactions. Based on that evaluation, the Company concluded that the proceeds received, giving effect to the original issue discount (“OID”) on the OFC Senior Secured Notes, were materially representative of fair value, for both the first and second tranche issuances.

The fair value of the warrants to purchase shares of our common stock was determined using a Black-Scholes model, and the fair value of the shares of the Company’s common stock was based on the then observed market price without any adjustment. In analyzing the combined fair value of the debt and equity instruments against the cash proceeds received, the Company determined that the excess of the fair value of the financial instruments over the proceeds received was driven primarily by the fair value of the equity instruments because the proceeds from the OFC Senior Secured Notes were materially representative of their fair value.

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As the Company identified a difference between the estimated fair value of the financial instruments and the cash proceeds received, the Company re-assessed whether all of the assets and liabilities of MAV and MAV Canopy had been identified, including any additional assets and liabilities not previously identified in the deconsolidation accounting. Management re-evaluated the transactions and determined that, while the issuances of the three instruments were in contemplation of each other, no additional consideration – monetary or nonmonetary – was provided nor should be allocated to the purchase of MAV by MAV Canopy. As stated above, the Company determined that the fair value of MAV’s licenses was immaterial and no other assets, liabilities, commitments, guarantees or contingencies were transferred as part of the MAV transaction. The Company further advises the Staff that the MAV disposition to MAV Canopy as contemplated in the Transaction Agreement was not contingent on the issuance by the Company, and the purchase by Oaktree, of the OFC Senior Secured Notes. Accordingly, the Company determined that the MAV disposition to MAV Canopy and the issuance of debt and equity instruments by Ocwen were to be accounted for as two separate transactions.

Because the warrants and shares of common stock were issued in contemplation of the second tranche of the OFC Senior Secured Notes and no proceeds were to be allocated to the MAV sale and deconsolidation, the Company determined that all financial instruments were issued as a single transaction. Accordingly, the total proceeds, net of issuance costs, were allocated between the warrants, shares and notes on a relative fair value basis in accordance with ASC 470, Debt.

In response to the Staff’s comment, the Company concluded that (i) MAV had no substantive value in excess of its cash balance upon disposition to MAV Canopy, (ii) the excess of fair value of the financial instruments issued over proceeds received should not be treated as a consideration for the disposal of MAV to MAV Canopy because the transactions were deemed separate, and (iii) such excess of fair value should be allocated to the debt and equity instruments issued in accordance with the accounting model prescribed under ASC 470, Debt when multiple such instruments are issued.

●	Provide us your analysis supporting why separate financial statements of MAV Canopy were not provided under Rule 3-09 of Regulation S-X.

Response:

The Company advises the Staff that it performed an analysis of its equity investment in MAV Canopy under Rule 3-09 of Regulation S-X using both the “investment test” and the “income test” as determined under Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent. The Company did not analyze the equity investment in MAV Canopy under the “asset test” pursuant to Rule 3-09 because the Company owned less than 50 percent of MAV Canopy and accounted for its investment in MAV Canopy using the equity method.

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With respect to the investment test, the Company determined that its investments in and advances to MAV Canopy ($29.2 million) represented 0.2% of the total assets of Ocwen as of December 31, 2021 ($12.1 billion). With respect to the income test, the Company determined that the absolute value of its equity in MAV Canopy’s consolidated income from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests ($3.6 million) represented 45.3% of the absolute value of Ocwen’s loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests for fiscal year 2021 ($8.0 million). In determining the income component, the Company excluded its equity in MAV Canopy’s income from the calculation of Ocwen’s pre-tax loss in accordance with paragraph (w)(1)(iii)(B)(1) of Rule 1-02 of Regulation S-X because Ocwen had a pre-tax loss and MAV Canopy had pre-tax income. Notwithstanding the income component, the Company’s proportionate share of MAV Canopy’s consolidated total revenue from continuing operations (after intercompany eliminations) ($5.5 million) represented only 0.5 % of Ocwen’s total revenue for fiscal year 2021 ($1.1 billion) and as such the revenue component of the income test was not met.

Therefore, neither the investment test nor the income test (based on the revenue component) exceeded 20% and, as a result, Ocwen determined that it was not required to file separate audited financial statements of MAV Canopy under S-X Rule 3-09 with the SEC.

The Company advises the Staff that, even if it had been determined that the revenue component of the income test was not applicable because MAV Canopy did not have material revenues in each of the two most recently completed fiscal years, MAV Canopy did not meet the alternate test based on average pre-tax losses of Ocwen for the last five years as set forth in paragraph (w)(1)(iii)(B)(2) of Rule 1-02 of Regulation S-X. Ocwen’s consolidated loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests for fiscal year 2021 ($4.4 million) was more than 10% lower than the average of the absolute value of such amounts for each of its last five fiscal years ($90.4 million). Substituting the five-year average pre-tax losses for 2021 pre-tax loss (after intercompany eliminations) resulted in 4.0% for the income test and therefore it did not meet the 20% threshold.

Form 10-Q for the quarterly period ended March 31, 2022

Notes to Unaudited Consolidated Financial Statements

Note 22: Subsequent Events, page 50

4.	You disclose the repurchase of $262 million of delinquent and aged loans under the Ginnie Mae early buyout program on May 2, 2022 and the concurrent sale of these loans to third-parties. You disclose an estimated loss of approximately $9 million, net of associated MSR fair value adjustment and advances, that will be recorded in the second quarter of 2022. During your first quarter 2022 earnings conference call on May 5, 2022, you indicate that you were looking into selling some severely aged Ginnie Mae loans on which you took a $13 million charge in the first quarter as an MSR fair value adjustment. Please confirm if the anticipated $9 million loss in the second quarter of 2022 relates to the loans on which a $13 million MSR fair value adjustment was recorded in the first quarter of 2022, or advise otherwise.

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Response:

The Company confirms that the estimated $9 million loss in the second quarter of 2022 related to the loans on which an MSR fair value adjustment was recorded in the first quarter of 2022. Of the $13 million MSR fair value adjustment recorded in the first quarter of 2022, $8 million related to the $262 million portfolio disclosed in Note 22: Subsequent Events in the Company’s consolidated financial statements, and $5 million related to other delinquent loans that were not repurchased and sold on May 2, 2022. We advise the Staff that the estimated $9 million loss on loan sales in the second quarter of 2022 was determined to be incremental to the $13 million MSR fair value loss recorded in the first quarter 2022, pursuant to ASC 855 - Subsequent events.

Form 8-K dated May 5, 2022

Exhibit 99.1: Press Release dated May 5, 2022 announcing financial results for the first quarter ended March 31,2022

Note Regarding Non-GAAP Financial Measures

Income Statement Notables, page 5

5.	Please tell us how you considered Question 100.04 of the Non-GAAP C&DIs and Rule 100(b) of Regulation G as the removal of changes in MSR, MSR Liability and Reverse fair value in the determination of your non-GAAP adjusted pre-tax income (loss) appears to be a tailored accounting measurement.

Response:

As disclosed by the Company in Exhibit 99.1 to the Form 8-K, the non-GAAP measure of “adjusted pre-tax income (loss)” reflects certain adjustments to GAAP pre-tax income (loss) including the removal of changes in fair value of MSR, MSR Liability and Reverse, net of hedges due to [emphasis added] changes in market interest rates, valuation inputs and other assumptions. The Company does not adjust for other fair value changes of the MSR, MSR Liability or Reverse, specifically the realization of cash flows. The Company advises the Staff that the adjustments were measured as follows:

●	The changes in fair value of MSR due to market interest rates, valuation inputs and other assumptions were estimated in a manner consistent with ASC 860-50-50-3(a)(4)(i), as disclosed in the rollforward of activity of the MSR portfolio in Note 7 – Mortgage Servicing to the Company’s consolidated financial statements. Specifically, the changes in fair value attributable to market interest rates were measured by isolating the impact of market interest rate changes on the valuation model output as provided by our independent valuation expert.

●	The changes in fair value of Pledged MSR Liability due to market interest rates, valuation inputs and other assumptions were estimated consistently with the above measurement.

●	The changes in fair value of the Reverse portfolio due to market interest rates, valuation inputs and other assumptions were estimated consistently with the above measurement for the securitized reverse loans held for investment net of the HMBS related borrowings by isolating the impact of market interest rate changes on the valuation model output as provided by our independent valuation expert.

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●	In the determination of its adjusted pre-tax income (loss), the Company also excluded the effect of market assumptions on the fair value of the above assets and liabilities as determined by our independent valuation experts, such as market assumptions related to future prepayments or market yield.

●	In the determination of its adjusted pre-tax income (loss), the Company excluded the overall changes in fair value of the associated hedges without adjustment. The derivative instruments were economically hedging the interest rate risk of the above instruments.

The Company estimated and disclosed the associated interest rate sensitivity measures of these assets and liabilities in accordance with paragraph (a)(1)(ii)(A) of Item 305, Quantitative and Qualitative Disclosures about Market Risk of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that it considered Question 100.04 of the Non-GAAP C&DIs and does not believe the removal of such components of fair value changes represent the substitution of individually tailored accounting measurements for those of GAAP as contemplated by Question 100.04. The Company notes that the adjustments are presented consistently between periods, include both fair value gains and losses, do not result in presenting accelerated revenue or delayed expenses, and are quantitatively measured consistently. The adjustments do not change the pattern of recognition of amounts recorded under GAAP but rather are adjustments aimed at supplementing the Company’s reported GAAP numbers by providing an additional comparison of the Company’s underlying operating results.

The Company also respectfully submits that it considered Rule 100(b) of Regulation G and the Company does not believe the removal of such components of fair value changes is misleading, rather the Company believes such presentation provides investors with supplemental, useful information to assess the historical financial performance of the Company absent any changes in market interest rates or market assumptions, as further described in the Company’s response to comment 6 below. As noted above, the non-GAAP measure removes fair value changes only for changes in market interest rates or market assumptions and does not remove fair value changes that are more indicative of the Company’s operations, such as the realization of cash flows.

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6.	Additionally, please tell us how these adjustments are meaningful to financial statement users. Your disclosure that the adjustments are consistent with your intent of providing investors with a supplemental means of evaluating your net income/(loss) does not indicate why the adjustments or a supplemental means is meaningful or useful as contemplated in Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

As described in the Company’s response to comment 5 above, the Company believes the non-GAAP measure of “adjusted pre-tax income (loss)” provides investors with supplemental, useful information to assess the historical financial performance of the Company absent any changes in market interest rates or market assumptions. Specifically, adjusted pre-tax income (loss) provides a supplemental measure of the financial performance of the Company as it relates to the Company’s results of operations after removing the impact of changes in market interest rates and market assumptions only.

The measure does not remove the impact on fair value changes for items that are more indicative of the Company’s operations, such as the realization of cash flows. The Company further notes that such measure is a critical business metric internally reported and used by management and the Board of Directors, including for budgeting purposes, to assess the performance of the Company’s operations and personnel. Given the use of the measure for internal purposes, the Company believes that investors’ understanding of the Company’s performance is likewise enhanced by supplemental disclosure of this performance measure as it allows investors to view the Company’s performance from management’s perspective.

For instance, as disclosed in the Press Release dated May 5, 2022 announcing financial results for the first quarter ended March 31, 2022, the Company reported GAAP net income of $58 million and an adjusted pre-tax loss of $11 million for the first quarter. As GAAP net income was favorably impacted by significant changes in fair value of the MSR portfolio due to significant market interest rate increase during the period, the Company believes that the presentation of an adjusted pre-tax loss of $11 million, as measured internally, in addition to the presentation of GAAP net income for the same period, provided material useful information to investors to understand the basis for managing the businesses and allocating resources within the Company and assess the underlying drivers of the Company’ performance.

Management established its risk management objectives and strategy as it relates to fair value changes of its net MSR exposure due to market interest rates, as disclosed in Note 17, Derivative Financial Instruments and Hedging Activities of the Company’s consolidated financial statements and Item 7A, Quantitative and Qualitative Disclosures about Market Risk of Form 10-K. The financial performance of the Company’s risk management strategy and hedging policy is reflected in the consolidated financial statements; specifically, the financial performance of the Company is based on the partial hedge ratio that management elected to apply. The purpose of these rate sensitive fair value adjustments and the presentation of the non-GAAP measure reflecting such adjustments is to isolate and evaluate the financial performance of the Company’s operations. The Company does not think it is possible to accurately predict future fluctuations in fair value changes of its net MSR exposure due to market interest rates. Accordingly, the Company respectfully submits that it believes it is appropriate to present a supplemental measure of financial performance that does not account for such fair value changes due to market interest rates. The Company understands that investors, analysts, the Company’s lenders and other users of its financial information use similar types of adjustments when assessing the financial performance of the Company and its peers in the mortgage servicing industry.

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The Company acknowledges the Staff’s comment and will enhance its disclosures in future press releases announcing financial results to include the reasons why the Company believes that presentation of the non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations as contemplated by Item 10(e)(1)(i)(C) of Regulation S-X, as follows:

We believe these non-GAAP financial measures provide a useful supplement to discussions and analysis of our financial condition, because they are measures that management uses to assess the financial performance of our operations and allocate resources. In addition, management believes that these presentations may assist investors with understanding and evaluating our initiatives to drive improved financial performance. Management believes, specifically, that the removal of fair value changes of our net MSR exposure due to changes in market interest rates and assumptions provides a useful, supplemental financial measure as it enables an assessment of our ability to generate earnings regardless of market conditions and the trends in our underlying businesses by removing the impact of fair value changes due to market interest rates and assumptions, which can vary significantly between periods. However, these measures should not be analyzed in isolation or as a substitute to analysis of our GAAP expenses and pre-tax income (loss) nor a substitute for cash flows from operations. There are certain limitations to the analytical usefulness of the adjustments we make to GAAP expenses and pre-tax income (loss) and, accordingly, we use these adjustments only for purposes of supplemental analysis. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, Ocwen’s reported results under accounting principles generally accepted in the United States. Other companies may use non-GAAP financial measures with the same or similar titles that are calculated differently to our non-GAAP financial measures. As a result, comparability may be limited. Readers are cautioned not to place undue reliance on analysis of the adjustments we make to GAAP expenses and pre-tax income (loss).

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If you have any questions or comments regarding our responses in this letter, please call me at (561) 485-0028.

Sincerely,

/s/ Sean B. O’Neil

Sean B. O’Neil
Executive Vice President and Chief Financial Officer

cc:	Glen A. Messina, President and Chief Executive Officer
Joseph J. Samarias, Executive Vice President and General Counsel
Francois Grunenwald, Senior Vice President and Chief Accounting Officer
Leah E. Hutton, Senior Vice President and Deputy General Counsel
John-Paul Motley, Cooley LLP

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